FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April  2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors, Persons Discharging

Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 12 April 2011 of an increase in their notional interests in Ordinary shares at a price of £12.22 per share and ADRs at a price of $39.96 per ADR following the notional re-investment of the dividend paid to shareholders on 7 April 2011.

	Ordinary shares	ADRs
Mr A P Witty	5097.75
Dr M M Slaoui		1219.01
Mr S M Bicknell	158.12
Mr J M Clarke	1371.08
Mr M Dunoyer	516.38
Mr E J Gray	890.31
Mr S A Hussain	790.64
Mr W C Louv		441.67
Dr D Pulman		441.67
Mr D S Redfern	210.11
Mr J R Stéphenne	473.65
Ms C Thomas	158.12
Mr D E Troy		984.75
Dr P J T Vallance	652.78
Mrs V A Whyte	37.75

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a).

V A Whyte

Company Secretary

13 April 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 13 2011

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc